UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 8, 2010

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒   Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes                    ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 8 2010	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

Company Secretariat

1 April 2010

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notification of Change of Interests of Directors and Connected Persons

(Australian Securities Exchange Listing Rules Appendix 3Y)

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing Procedure.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group’s Securities Dealing Procedure.

Name of person discharging managerial responsibilities	Mr M J Kloppers

Date of last notice	5 January 2010

Date issuer informed of transaction	1 April 2010

Date and place of transaction	Shareplus employee share plan trust purchased the shares on the Australian Securities Exchange on 19 March 2010. The shares were allocated and the issuer informed on 1 April 2010.

Nature of transaction	Due to the expiry of the Qualification Period and satisfaction of other conditions under the terms of the all employee share plan Shareplus (2007) the:

• acquisition of 160 Matched Shares (ordinary fully paid shares of BHP Billiton Limited) (see Part 3), and

• transfer of 160 Acquired Shares (ordinary fully paid shares of BHP Billiton Limited).

In addition, the acquisition of an indirect interest in 46 ordinary fully paid shares in BHP Billiton Limited under Shareplus 2009.

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect & Direct

Nature of indirect interest (including registered holder)

Mr Kloppers has an indirect interest in 548,678 ordinary shares in BHP Billiton Plc, as follows:

i)        363,520 ordinary shares in BHP Billiton Plc registered in the name of Lynchwood Nominees Limited of which Mr Kloppers is the beneficial holder;

ii)      80,000 ordinary shares in BHP Billiton Plc held by the Kloppers Family Superannuation Fund and registered in the name of Lynchwood Nominees Limited; and

iii)     105,158 ordinary shares in BHP Billiton Plc held by Maricar Pty Ltd as trustee for the Maricar Family Trust and registered in the name of Lynchwood Nominees Limited.

No change to BHP Billiton Plc interests above

Mr Kloppers also has an indirect interest in 27,893 ordinary shares in BHP Billiton Limited, as follows:

iv)     27,582 ordinary shares in BHP Billiton Limited held by Maricar Pty Ltd as trustee for the Maricar Family Trust and registered in the name of UBS Wealth Management Australia Nominees Pty Ltd; and

v)       311* ordinary shares in BHP Billiton Limited held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.

*   Note – total above reflects shares transferred in this transaction (Acquired Shares) previously held by the Shareplus Nominee Computershare under Shareplus 2007 and the acquisition of shares under Shareplus 2009.

Date of change	1 April 2010

No. of securities held prior to change	548,678 (BHP Billiton Plc) 28,007 (BHP Billiton Limited) - Indirect

Class	Ordinary Shares in BHP Billiton Limited

Number acquired	160 (Matched Shares, Shareplus 2007) 46 (Acquired Shares, Shareplus 2009)

Number disposed	—

Value/Consideration	Nil - Matched Shares (Shareplus 2007) A$43.44 per share Acquired Shares (Shareplus 2009)

No. of securities held after change	548,678 (BHP Billiton Plc) 27,893 (BHP Billiton Limited) – Indirect 320 (BHP Billiton Limited) - Direct

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Under Shareplus 2007, the allocation and transfer of Matching Shares and transfer of Acquired Shares from Computershare Nominees.

Under Shareplus 2009, the acquisition of an indirect interest in Acquired Shares.

Any additional information	Shareplus is an all-employee share purchase plan. Under the plan, employees contribute monies to purchase shares (Acquired Shares), up to an annual contribution limit of US$5,000 in any Plan year. Shares are purchased on a quarterly basis using the employees’ contributions made each pay period over the preceding 3 months. Any Acquired Shares still held by employees at the end of a 3 year qualification period will be matched by the company on a 1:1 basis.

Part 2 – Change of interests in contracts other than as described in Part 3

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	—

Nature of interest	—

Name of registered holder (if issued securities)	—

No. and class of securities to which interest related prior to change	—

Interest acquired	—

Interest disposed	—

Value/Consideration	—

Interest after change	—

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—

Period during which or date on which exercisable	—

Total amount paid (if any) for the grant	—

Description of securities involved: class; number	—

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—

Part 3 – Change of interests in options or other rights granted by the entities (cont’d)

Total number of securities over which options or other rights held at the date of this notice	BHP Billiton Plc interests:

	450,000	– maximum number of Performance Shares (ordinary shares of BHP Billiton Plc) under the LTIP

	450,000	– Total

BHP Billiton Limited interests:

	142,798	– maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the GIS

	1,083,327	– maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

	311	– maximum number of Matched Shares (ordinary shares of BHP Billiton Limited) under Shareplus

	1,226,436	– Total

Any additional information	This notification is in respect of the vested Matched Shares under Shareplus where 160 Matched Shares under the 2007 scheme were purchased and transferred (see Part 1).

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Fiona Smith – BHP Billiton Limited Geof Stapledon – BHP Billiton Plc
Contact details	Fiona Smith	Tel:	+61 3 9609 3179
		Fax:	+61 3 9609 4372
	Geof Stapledon	Tel:	+44 20 7802 4176
		Fax:	+44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia